Exhibit 99.118

Consent of Adam Wheeler,C. Eng., Eur Ing., FIMMM

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Blue Moon Metals Inc. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Adam Wheeler
Adam Wheeler,C. Eng., Eur Ing., FIMMM

Dated: January 15, 2026